Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Sprint Corporation

Commission File No.:  001-04721

Twitter, Facebook, Instagram and other social media posts related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

•                  Tweet: Wireless continues to evolve & with The New @TMobile we’ll be able to create things no other company can! Get ready for the first nationwide 5G network! [link to Fierce Wireless article below] Key info: NewTMobile.com

•                  Facebook: Sprint + @T-Mobile just makes sense! With our combined resources we’ll create the first nationwide 5G network! [link to Fierce Wireless article below]

Industry Voices—Madden: The T-Mobile + Sprint merger will reduce prices, not raise them

By Joe Madden, Fierce Wireless, May 29, 2018

In 2011, AT&T attempted to buy T-Mobile USA. The Department of Justice blocked the deal, saying that we need four mobile telecom providers to ensure adequate competition. Let’s examine that idea. Are four competitors really necessary?

Let’s look at other countries:

In Japan, Korea, and China, each country has three major mobile operators, and all three operators are fairly healthy financially. The average revenue per user (ARPU) is about $42 in Japan and $31 in Korea. These are the countries that will start deploying nationwide 5G networks in 2019-2020, because they collect enough money to justify a 5G network.

In Europe, greater competition has resulted in lower ARPU. Germany, France, Spain and Italy have four operators and their ARPU numbers come in around $15 to $20. For these countries, we are not forecasting nationwide 5G networks anytime in the next five years because they don’t generate enough revenue to make it worthwhile.

So, the principle of “more competition drives lower prices” appears to be correct. But when we look below the surface, it’s not really true. Here’s why:

In Japan and Korea, the average data usage was about 4-5 GB per month as of December 2017. However, in Germany, France, and Italy, average usage was only 1-2 GB per month. So, translating from “dollars per month” into “dollars per GB” leads to a very different conclusion. Watching Katie’s kitten video costs twice as much in Germany than in Korea.

This concept will become even more obvious when 5G is launched. We’ve estimated that 5G networks will bring down the cost per GB dramatically.

Assuming that ARPU remains the same, 5G customers will get 10 times as much data for the same $40 per month. In other words, the retail price could drop from $12 per GB in Japan to about $1.20/GB. Heck, at that point many 5G subscribers will “cut the cord” and dump the broadband connection to their homes, saving another $50 per month.

By 2021, we expect the retail price per GB to be at least 5 times higher in Germany than in Korea. This will completely blow up the idea that four operators are better than three.

Tech markets are not a good place to apply “textbook” antitrust solutions. The “textbook” was written around things like oil and steel, where technology changes very slowly. In the telecom market, next-generation technology does a lot more to reduce prices than any other factor. We need to encourage investment in technology, not create the appearance of competition by forcing weak companies to continue limping along.

My advice to the Department of Justice: Let T-Mobile and Sprint get married. Their children will be capable of things that we can’t do today.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.